Exhibit 15.1

The Stockholders and Board of Directors of Atlantic Union Bankshares Corporation:

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Atlantic Union Bankshares Corporation for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts, and units of our reports dated May 8, 2020 and August 4, 2020 relating to the unaudited consolidated interim financial statements of Atlantic Union Bankshares Corporation that are included in its Form 10-Qs for the quarters ended March 31, 2020 and June 30, 2020.

/s/ Ernst & Young LLP

Richmond, Virginia

September 2, 2020